ANNUAL MEETING OF SHAREHOLDERS



On December 9, 2013, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 - Election of Trustees:

Net assets voted "For" 	Peter Gordon        $101,268,180
Net assets voted "Against" 		    $4,567,843
Net assets voted "For" 	Timothy J. Penny    $101,443,327
Net assets voted "Against" 		    $4,392,696
Net assets voted "For" Michael S. Scofield  $101,245,960
Net assets voted "Against" 		    $4,590,063"